March 31, 2009
By EDGAR and U.S. Mail
Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	The Sherwin-Williams Company
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 033-28585
Dear Mr. Decker:
We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated March 17, 2009 regarding your review of Sherwin-Williams’ filing noted above.
For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Comment: Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Response: Where a comment requests additional disclosures or other revisions, our response includes an example of what the revisions will look like. We will include these revisions in our future filings, including our interim filings, where appropriate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Critical Accounting Policies and Estimates, page 15
Purchase Accounting, Goodwill and Intangible Assets, page 16
2.	Comment: You have recognized significant goodwill and intangible asset charges during the year ended December 31, 2008. In the interest of providing readers with a better insight into
The Sherwin-Williams Company       101 Prospect Avenue, N.W.       Cleveland, Ohio 44115
Phone: 216 566-2000       Fax: 216 566-1708

Mr. Rufus Decker
March 31, 2009

management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand how you apply the discounted cash flow valuation model in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;

•	How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment and analysis;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.
Response: In future filings, we will revise our disclosure regarding accounting for goodwill and intangible assets to provide readers with a better insight into management’s judgments and a better understanding of the assumptions and methodologies used for valuing goodwill and intangible assets. For example, we will include the following revised disclosure in our future filings, including our interim filings, where appropriate:
     Purchase Accounting, Goodwill and Intangible Assets
     In accordance with Statement of Financial Accounting Standards (FAS) No. 141, “Business Combinations,” the Company used the purchase method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed were recognized as Goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. In addition to using management estimates and negotiated amounts, the Company used a variety of information sources to determine the estimated fair values of acquired assets and liabilities including: expert appraisals for the estimated value and lives of identifiable intangible assets and property, plant and equipment; actuaries for the estimated obligations of defined benefit pension plans and similar benefit obligations; and legal counsel or other experts to assess the obligations associated with legal, environmental and other contingent liabilities. The business and technical judgment of management was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with FAS No. 142, “Goodwill and Other Intangible Assets.”
     As required by FAS No. 142, management performs impairment tests of goodwill and indefinite-lived intangible assets whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. Also, as required by FAS No. 142, management performs impairment testing of goodwill and indefinite-lived intangible assets at least annually during the fourth quarter of each year.

Mr. Rufus Decker
March 31, 2009

     In accordance with FAS No. 142, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment per FAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” or one level below the reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. At the time of goodwill impairment testing, management determines fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for each reporting unit. If the calculated fair value is less than the current carrying value, impairment of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing in the absence of available domestic and international transactional market evidence to determine the fair value. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital (WACC) methodology. The WACC methodology considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and cash flow projections for each reporting unit. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate fair value of all reporting units is reconciled to the total market capitalization of the Company. The discounted cash flow valuation methodology and calculations used in 200X impairment testing are consistent with prior years and have been reviewed by valuation specialists.
     In accordance with FAS No. 142, management tests indefinite-lived intangible assets for impairment at the asset level, as determined by appropriate asset valuations at acquisition. Management utilizes the royalty savings method and valuation model to determine the estimated fair value for each indefinite-lived intangible asset or trademark. In this method, management estimates the royalty savings arising from the ownership of the intangible asset. The key assumptions used in estimating the royalty savings for impairment testing include discount rates, royalty rates, growth rates, sales projections and terminal value rates. Discount rates used are similar to the rates developed by the WACC methodology considering any differences in Company-specific risk factors between reporting units and trademarks. Royalty rates are established by management and valuation experts and periodically substantiated by valuation experts. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and sales projections for each significant trademark. Terminal value rate determination follows common methodology of capturing the present value of perpetual sales estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. The royalty savings valuation methodology and calculations used in 200X impairment testing are consistent with prior years and have been reviewed by valuation specialists.

Mr. Rufus Decker
March 31, 2009

     In accordance with FAS No. 144, management performs impairment tests of long-lived assets whenever an event occurs or circumstances change that indicate that the carrying value may not be recoverable or the useful life has changed. Management utilizes undiscounted cash flow projections to calculate the recoverable value of long-lived assets to determine if the assets are impaired. When impairment is identified, a discounted cash flow valuation model similar to that used to value goodwill at the reporting unit level, incorporating discount rates commensurate with the risks associated with each asset, is used to determine the fair value of the asset to measure potential impairment.
     The discounted cash flow and royalty savings valuation methodologies require management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering the current economic condition. See Notes X and X, pages XX through XX of this report, for a discussion of businesses acquired, the estimated fair values of goodwill and identifiable intangible assets recorded at acquisition date and reductions in carrying value of goodwill, indefinite-lived intangible assets and long-lived assets recorded during the interim and annual impairment tests in accordance with FAS No. 142 and FAS No. 144.
In connection with responding to the Staff’s comments, Sherwin-Williams acknowledges that:
•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sherwin-Williams may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We want to thank the Staff for its review of our filing to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing.
If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2573.
Sincerely,
/s/ Sean P. Hennessy
Sean P. Hennessy
Senior Vice President-Finance and
Chief Financial Officer

cc:	Ernest Greene, Staff Accountant, SEC
Louis E. Stellato, Senior Vice President, General Counsel and Secretary
John L. Ault, Vice President-Corporate Controller